Reporting Person:   Electromagnetic Sciences, Inc.

Issuer Name and
Trading Symbol:     LXE Inc. (LXEI)


TRANSACTION 1

Title of
Security :          Common Stock
Date:               12/30/96
Transaction Code:   J(1)
Amount:             812,442  shares
(A) or (D):         A
Price:              (1)




TRANSACTION 2:

Title of
Security :          Common Stock
Date:               12/31/96
Transaction Code:   J(2)
Amount:             5,355,716  shares
(A) or (D):         D
Price:              (2)


Amount of
Securities Bene-
ficially Owned at
End of Month:      -0-


Footnotes:

(1) Acquisition in Exchange Offer open to all other LXE Inc. shareholders. Each LXE share was acquired in exchange for .75 shares of Electromagnetic Sciences, Inc., which closed at $19/share on the exchange date.

(2) Cancellation of LXE Inc. shares in merger of LXE Inc. with and into wholly-owned subsidiary of Electromagnetic Sciences, Inc.